UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 2001
                                            ------------------

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ______to______ .







                         Commission file number 1-15929





                           STOCK PURCHASE-SAVINGS PLAN
                                       OF
                              PROGRESS ENERGY, INC.
                     Full title plan and the address of the
             plan, if different from that of the issuer named below

                              PROGRESS ENERGY, INC.
                         (a North Carolina corporation)
         410 South Wilmington Street, Raleigh, North Carolina 27601-1748
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

                           STOCK PURCHASE-SAVINGS PLAN
                            OF PROGRESS ENERGY, INC.




                                TABLE OF CONTENTS


                                                                            PAGE

     Independent Auditors' Report ............................................3

     Statement of Net Assets Available for Benefits, December 31, 2001........4

     Statement of Changes in Net Assets Available for Benefits
          For the Year Ended December 31, 2001................................5

     Statement of Net Assets Available for Benefits, December 31, 2000........6

     Statement of Changes in Net Assets Available for Benefits
          For the Year Ended December 31, 2000................................7

     Notes to Financial Statements.........................................8-12

     Schedule H, line 4i - Schedule of Assets (Held at End of Year)
          As of December 31, 2001............................................13

     Schedule H, line 4j - Schedule of Reportable Transactions
          For the Year Ended December 31, 2001...............................14

INDEPENDENT AUDITORS' REPORT

Stock Purchase-Savings Plan of
   Progress Energy, Inc.


We have audited the accompanying statements of net assets available for benefits of the Stock Purchase-Savings Plan of Progress Energy, Inc. as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2001 and (2) reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 26,2002

                                                     STOCK PURCHASE-SAVINGS PLAN
                                                      OF PROGRESS ENERGY, INC.

                                           Statement of Net Assets Available for Benefits
                                                          December 31, 2001

                                                                                        SUPPLEMENTAL INFORMATION
                                                              ---------------------------------------------------------------------

                                                                     ESOP           COMMON STOCK                       PARTICIPANT
                                                                 UNALLOCATED        ALLOCATED TO     PARTICIPANTS'       DIRECTED
                                             TOTAL PLAN        TO PARTICIPANTS      PARTICIPANTS         LOANS         INVESTMENTS
                                          ------------------  -----------------   ---------------   ---------------   -------------
ASSETS

  Investments:

    Progress Energy, Inc. Common Stock
      Fund                                    $ 893,007,246     $ 234,128,442     $ 658,878,804      $          -     $          -
    Putnam New Opportunities Fund                30,573,949                 -                 -                 -       30,573,949
    American EuroPacific Growth Fund             14,508,506                 -                 -                 -       14,508,506
    Fidelity Equity - Income Fund                62,289,898                 -                 -                 -       62,289,898
    Fidelity Balanced Fund                       12,453,900                 -                 -                 -       12,453,900
    AMEX Fixed Income Fund                                -                 -                 -                 -                -
    Putnam Investors Large-Cap Growth
      Fund                                        9,597,001                 -                 -                 -        9,597,001
    Vanguard S&P 500 Index Fund                  12,625,972                 -                 -                 -       12,625,972
    Vanguard Retirement Savings Trust            21,332,331                 -                 -                 -       21,332,331
    PIMCO Total Return Bond Fund                  7,811,039                 -                 -                 -        7,811,039
    Progress Energy, Inc., Contigent
      Value Obligations                             275,749                 -                 -                 -          275,749
    Participants' Loans Receivable               26,422,579                 -                 -        26,422,579                -
                                          ------------------  -----------------   ---------------   ---------------   -------------
          Total Investments                   1,090,898,170       234,128,442       658,878,804        26,422,579      171,468,345


  Dividends/Capital Gains/Interest
    Receivable                                   10,611,425         2,833,667         7,678,054                 -           99,704
  Transfer Receivable from savings plan
    for Employees of Florida Progress
    Corporation                                 181,301,308                 -                 -                 -      181,301,308
  Contributions Receivable                        9,225,018                 -         9,225,018                 -                -
  Cash and Cash Equivalents                       7,391,285                 -         7,391,285                                  -
                                          ------------------  -----------------   ---------------   ---------------   -------------
          Total Assets                        1,299,427,206       236,962,109       683,173,161        26,422,579      352,869,357
                                          ------------------  -----------------   ---------------   ---------------   -------------


LIABILITIES

  ESOP Loan Payable                             136,424,679       136,424,679                 -                 -                -
  Participants' Loans Payable                    19,923,205                 -                 -        19,923,205                -
  Interest Payable - ESOP Loan                    1,364,247         1,364,247                 -                 -                -
                                          ------------------  -----------------   ---------------   ---------------   -------------
          Total Liabilities                     157,712,131       137,788,926                 -        19,923,205                -
                                          ------------------  -----------------   ---------------   ---------------   -------------



NET ASSETS AVAILABLE FOR BENEFITS           $ 1,141,715,075     $  99,173,183     $ 683,173,161      $  6,499,374     $352,869,357
                                          ==================  =================   ===============   ===============   =============




See Notes to Financial Statements.

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                                                                      4


                                                STOCK PURCHASE-SAVINGS PLAN
                                                  OF PROGRESS ENERGY, INC.

                                 Statement of Changes in Net Assets Available for Benefits
                                            For the Year Ended December 31, 2001

                                                                                        SUPPLEMENTAL INFORMATION
                                                                  --------------------------------------------------------

                                                               ESOP         COMMON STOCK                     PARTICIPANT
                                                           UNALLOCATED      ALLOCATED TO    PARTICIPANTS'      DIRECTED
                                            TOTAL PLAN    TO PARTICIPANTS   PARTICIPANTS        LOANS        INVESTMENTS
                                          --------------- ---------------  --------------  --------------- ---------------

ADDITIONS TO NET ASSETS

    Investment Income:

        Dividends/Capital Gains           $   45,139,390    $ 11,296,213    $ 29,860,073       $        -     $ 3,983,104
        Net Depreciation
          in Fair Value                     (106,543,370)    (25,559,331)    (56,377,842)               -     (24,606,197)
        Interest                               1,836,554               -         245,023        1,591,531               -

    Contributions:

        Employer                              28,625,988       8,338,088      20,287,900                -               -
        Participants                          34,179,114               -      17,493,946                -      16,685,168
                                          --------------- ---------------  --------------  --------------- ---------------

            Total Additions to Net
              Assets                           3,237,676      (5,925,030)     11,509,100        1,591,531      (3,937,925)
                                          --------------- ---------------  --------------  --------------- ---------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                           9,546,760       8,498,124               -        1,048,636               -
    Allocation of Shares                      24,732,847      24,732,847               -                -               -
    Distribution of Benefits                  50,734,332               -      40,447,113                -      10,287,219
    Administrative Expense                       607,452               -             889          542,895          63,668
                                          -------------- ---------------  --------------  --------------- ---------------

            Total Deductions from
             Net Assets                       85,621,391      33,230,971      40,448,002        1,591,531      10,350,887
                                          --------------- ---------------  --------------  --------------- ---------------

NET DECREASE IN NET ASSETS                   (82,383,715)    (39,156,001)    (28,938,902)               -     (14,288,812)
NET TRANSFERS AMONG INVESTMENT
 OPTIONS                                               -               -     (11,390,623)               -      11,390,623
TRANSFER IN FROM SAVINGS PLAN FOR
 EMPLOYEES OF FLORIDA PROGRESS
 CORPORATION                                 212,564,805               -      24,488,374        6,499,374     181,577,057
NET ASSETS - DECEMBER 31, 2000             1,011,533,985     138,329,184     699,014,312                -     174,190,489
                                          --------------- ---------------  --------------  --------------- ---------------

NET ASSETS - DECEMBER 31, 2001            $1,141,715,075    $ 99,173,183   $ 683,173,161       $6,499,374   $ 352,869,357
                                          =============== ===============  ==============  =============== ===============


See Notes to Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------

                                                            5


                                                     STOCK PURCHASE-SAVINGS PLAN
                                                      OF PROGRESS ENERGY, INC.

                                           Statement of Net Assets Available for Benefits
                                                          December 31, 2000

                                                                                           SUPPLEMENTAL INFORMATION
                                                             -----------------------------------------------------------------------

                                                                     ESOP             COMMON STOCK                      PARTICIPANT
                                                                  UNALLOCATED         ALLOCATED TO     PARTICIPANTS'      DIRECTED
                                                 TOTAL PLAN     TO PARTICIPANTS       PARTICIPANTS         LOANS        INVESTMENTS
                                            ----------------  ------------------  ----------------- ----------------  --------------

ASSETS

  Investments:

    Progress Energy, Inc. Common Stock Fund    $ 959,896,326      $ 284,420,620      $ 675,475,706   $            -   $           -
    Putnam New Opportunities Fund                 41,163,382                  -                  -                -      41,163,382
    American EuroPacific Growth Fund              16,145,526                  -                  -                -      16,145,526
    Fidelity Equity - Income Fund                 66,989,461                  -                  -                -      66,989,461
    Fidelity Balanced Fund                        10,961,827                  -                  -                -      10,961,827
    AMEX Fixed Income Fund                        17,461,547                  -                  -                -      17,461,547
    Putnam Investors Large-Cap Growth Fund        10,647,595                  -                  -                -      10,647,595
    Vanguard S&P 500 Index Fund                    8,866,789                  -                  -                -       8,866,789
    Vanguard Retirement Savings Trust                      -                  -                  -                -               -
    PIMCO Total Return Bond Fund                   1,945,645                  -                  -                -       1,945,645
    Participants' Loans Receivable                19,221,972                  -                  -       19,221,972               -
                                            ----------------  ------------------  -----------------  ---------------  --------------
          Total Investments                    1,153,300,070        284,420,620        675,475,706       19,221,972     174,181,772


  Dividends/Capital Gains/Interest
   Receivable                                     10,351,691          3,064,659          7,278,315                -           8,717
  Contributions Receivable                         9,873,313                  -          9,873,313                -               -
  Cash and Cash Equivalents                        6,495,892                  -          6,386,978          108,914               -
                                            ----------------  ------------------  -----------------  ---------------  --------------
          Total Assets                         1,180,020,966        287,485,279        699,014,312       19,330,886     174,190,489
                                            ----------------  ------------------  -----------------  ---------------  --------------


LIABILITIES

  ESOP Loan Payable                              147,679,302        147,679,302                  -                -               -
  Participants' Loans Payable                     19,330,886                  -                  -       19,330,886               -
  Interest Payable - ESOP Loan                     1,476,793          1,476,793                  -                -               -
                                            ----------------  ------------------  -----------------  ---------------  --------------
          Total Liabilities                      168,486,981        149,156,095                  -       19,330,886               -
                                            ----------------  ------------------  -----------------  ---------------  --------------



NET ASSETS AVAILABLE FOR BENEFITS            $ 1,011,533,985      $ 138,329,184      $ 699,014,312   $            -    $174,190,489
                                            ================  =================== =================  ===============  ==============




See Notes to Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------

                                                                        6



                                                     STOCK PURCHASE-SAVINGS PLAN
                                                      OF PROGRESS ENERGY, INC.

                                      Statement of Changes in Net Assets Available for Benefits
                                                For the Year Ended December 31, 2000

                                                                                             SUPPLEMENTAL INFORMATION
                                                                   -----------------------------------------------------------------

                                                                     ESOP           COMMON STOCK                        PARTICIPANT
                                                                  UNALLOCATED       ALLOCATED TO     PARTICIPANTS'       DIRECTED
                                                  TOTAL PLAN    TO PARTICIPANTS     PARTICIPANTS        LOANS           INVESTMENTS
                                             ----------------  -----------------  ---------------  ---------------  ----------------

ADDITIONS TO NET ASSETS

    Investment Income:

        Dividends/Capital Gains                 $ 54,473,543       $ 12,136,629     $ 28,449,118   $            -      $ 13,887,796
        Net Apppreciation (Depreciation)
          in Fair Value                          342,362,817        109,414,220      258,536,615                -       (25,588,018)
        Interest                                   2,159,434                  -          322,355        1,837,079                 -

    Contributions:

        Employer                                  27,324,915          7,514,954       19,809,961                -                 -
        Participants                              30,362,364                 -        15,602,698                -        14,759,666
                                             ----------------  -----------------  ---------------  ---------------  ----------------

            Total Additions to Net Assets        456,683,073        129,065,803      322,720,747        1,837,079         3,059,444
                                             ----------------  -----------------  ---------------  ---------------  ----------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                              10,592,903          9,155,326                -        1,437,577                 -
    Allocation of Shares                          18,739,367         18,739,367                -                -                 -
    Distribution of Benefits                      48,233,585                  -       35,687,643                -        12,545,942
    Administrative Expense                           458,046                  -              663          399,502            57,881
                                             ----------------  -----------------  ---------------  ---------------  ----------------

            Total Deductions from Net
             Assets                               78,023,901         27,894,693       35,688,306        1,837,079        12,603,823
                                             ----------------  -----------------  ---------------  ---------------  ----------------

NET INCREASE (DECREASE) IN NET ASSETS            378,659,172        101,171,110      287,032,441                -        (9,544,379)
NET TRANSFERS AMONG INVESTMENT
 OPTIONS                                                   -                  -      (14,519,019)               -        14,519,019
NET ASSETS - DECEMBER 31, 1999                   632,874,813         37,158,074      426,500,890                -       169,215,849
                                             ----------------  -----------------  ---------------  ---------------  ----------------

NET ASSETS - DECEMBER 31, 2000               $ 1,011,533,985      $ 138,329,184    $ 699,014,312   $            -     $ 174,190,489
                                             ================  =================  ===============  ===============  ================





See Notes to Financial Statements.

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                                                                           7

                           STOCK PURCHASE-SAVINGS PLAN
                            OF PROGRESS ENERGY, INC.

                          Notes to Financial Statements
                    Periods Ended December 31, 2001 and 2000


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Stock Purchase-Savings Plan of Progress Energy, Inc.'s (the "Plan") investments in the Progress Energy, Inc. Common Stock Fund, the Putnam New Opportunities Fund, the American EuroPacific Growth Fund, the Fidelity Equity-Income Fund, the Fidelity Balanced Fund, the Putnam Investors Large-Cap Growth Fund, the Vanguard S&P 500 Index Fund, the Vanguard Retirement Savings Trust and the PIMCO Total Return Bond Fund are carried at fair value determined by quoted prices in an active market. Participants' loans receivable are valued at cost which approximates fair value.

Dividends, interest and other income are recognized as earned, and expenses are accrued as incurred. Benefits are recorded when paid.

The expenses incurred by State Street Bank & Trust Company, N.A. (the "Trustee"), Wachovia Bank of North Carolina, N.A. (the Trustee prior to February 1, 2000), and ADP, Inc., the third-party administrator, in the administration of the Plan may be paid from assets of the Plan to the extent not paid by Progress Energy, Inc. (the "Company").

Cash and cash equivalents include funds invested in State Street's Short Term Investment Fund (STIF) which is a money market fund (see Note 3). Prior to February 1, 2000, such funds were invested in Wachovia's STIF.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


2.    DESCRIPTION OF THE PLAN

General Information Regarding the Plan
--------------------------------------

The purposes of the Plan are to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in the Company and other investments. The notes which follow provide a high level summary of Plan features. The Plan Document, Summary Plan Description, and Prospectus for the Plan should be consulted for Plan details and limitations.

Effective December 31, 2001, all active non-bargaining participants of the Savings Plan for Employees of Florida Progress Corporation and their balances were transferred to the Plan. Balances transferred include loans of $6.5 million, fund investments of $181.3 million, contingent value obligations of $275,749, and Company common stock of $24.5 million.

Change in Plan Sponsor
----------------------

The Company was formed as a result of the reorganization of Carolina Power and Light ("CP&L") into a holding company structure on June 19, 2000. All shares of common stock of CP&L were exchanged for an equal number of shares of the Company. Effective August 1, 2000, the Plan Sponsor changed to CP&L Energy, Inc. On December 4, 2000, the Company changed its name from CP&L Energy, Inc. to Progress Energy, Inc. Effective December 13, 2000, the name of the Plan changed from the Stock Purchase-Savings Plan of Carolina Power & Light Company to the Stock Purchase-Savings Plan of Progress Energy, Inc.

Participation in the Plan
-------------------------

Generally, all full-time employees of CP&L, Progress Energy Service Company, and North Carolina Natural Gas (the "Participating Companies"), who are at least 18 years of age, are eligible to participate in the Plan on their first day of employment. Certain part-time employees are also eligible. Only persons treated as employees of the Participating Companies for federal tax purposes may participate in the Plan. Independent contractors, leased employees and contract employees are not eligible. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment options. Retired participants and former eligible employees of the Participating Companies, who are currently ineligible to participate, may retain investments in the Plan but may not continue to make contributions.


Employee Contributions Under the Plan
-------------------------------------

Employees who have eligible earnings equal to or less than a certain level ($85,000 for 2001 and 2000) may contribute up to 16%, in increments of 1%, of their annual eligible earnings (the "Deferred Contribution"). Employees with earnings above this level may contribute up to 12% of their eligible earnings. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $10,500 for 2001 and 2000. Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have eligible earnings equal to or less than a specified level ($85,000 for 2001 and 2000) may elect to contribute an after-tax amount up to 16%, in increments of 1%, of their eligible earnings. Employees with earnings above this level may contribute an amount up to 12% of their pay. These contributions are made after-tax and are not matched by the Company. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 16% of annual eligible earnings during 2001 or 2000.


Company Contributions Under the Plan
------------------------------------

At the time employee contributions are made, the Company's matching allocations are made to the Plan in an amount (the "Automatic SPSP Company-match") equal to 50% of the first 6% of each employee's before-tax contributions. All Company matching allocations and any earnings on securities purchased with these allocations are invested in common stock of the Company.

The Plan also has an incentive feature (the "Employee Stock Incentive Plan Match") which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management are met. All employees eligible to participate in the Plan are eligible for these additional Company matching allocations. Those eligible employees who do not contribute at least 2% before tax to the Plan are, for the purpose of determining the Employee Stock Incentive Plan Match, assumed to have made a before-tax contribution of 2% to the Plan. The Company made Employee Stock Incentive Plan Matching allocations of $9.2 million for the Plan year ended December 31, 2001 and $9.9 million for the Plan year ended December 31, 2000.

Employees are 100 percent vested in the contributions they have made to the Plan and 100 percent vested in the investment earnings credited on such contributions. Upon attaining five years of service with the Company, employees are 100 percent vested in all Company matches that have been made to their accounts. Employees with less than five years of service will be vested in the Automatic SPSP Company-match and the Employee Stock Incentive Plan Match at the end of the second Plan year after the year in which the matching allocations and the additional matching allocations were allocated to the employees' accounts.

Employee Stock Ownership Plan
-----------------------------

In 1989, the Plan was restated as an Employee Stock Ownership Plan, which allows the Plan to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the Progress Energy, Inc. Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19,865,293 for each of the years 2002 through 2006 and a total of $77,842,238 from 2007 through 2010. The ESOP Loan is secured by the ESOP Stock Suspense Account shares in the Plan, which totaled 5,199,388 shares at December 31, 2001. During the 2001 Plan year, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.


Progress Energy, Inc. Common Stock Fund
---------------------------------------

The Progress Energy, Inc. Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account. The price at which such released shares are allocated to Plan participants is the closing price per share on the payroll date. In addition, the Progress Energy, Inc. Common Stock Fund may use available cash from contributions and dividends to purchase Progress Energy, Inc. common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market for employee accounts will be the weighted average price of all shares purchased under the Plan during the applicable Investment Period which is generally one pay period, running from the payroll date deductions are taken to the date before the following payroll date. If funds to be invested in Company common stock are used to purchase authorized but unissued common stock directly from the Company, the purchase price will be the closing price per share on the date of purchase. No brokerage commission or other charges shall be deducted.

The Progress Energy, Inc. Common Stock Fund was converted from share to unitized accounting effective January 1, 1999. This changeover required a conversion of a small portion of this fund into a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between 1 and 3 percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2001 and December 31, 2000, the reserve totaled approximately $7.4 million and $6.4 million, respectively.


Investment of Funds
-------------------

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options listed on the Statement of Net Assets Available for Benefits. Employee contributions to the Plan can be allocated to one or more of the investment options in increments of 1% for 2001 and 2000; however, a minimum of 25% of the first 6% of Deferred Contributions must be invested in Company common stock. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options subject to certain limitations. All Company matching allocations and any dividends on stock purchased with Company matching allocations will be invested in common stock of the Company.

For employees age 55 and older who have participated in the Plan for at least 10 years, the Company offers diversification of a portion of a participant's accumulated investment in Company common stock acquired after 1986. Qualified participants can elect annually, for a maximum of six years, to transfer to one or more of the remaining investment options up to 25% (50% in the final year of election) of 1) Company common stock acquired by the participant, 2) Company matching allocations and 3) dividends on Company common stock accrued after 1986. At retirement, all contributions made by the participant in Company common stock may be diversified.


Contingent Value Obligations
----------------------------

Pursuant to the acquisition of Florida Progress Corporation by the Company during 2000, participants of the Savings Plan for Employees of Florida Progress Corporation with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Contingent Value Obligation Fund (the "CVO Fund") which were transferred in to the Plan effective December 31, 2001. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by the Company. While the Plan does not allow additional contribtutions to the CVO Fund, participants are permitted to liquidate and reinvest the proceeds of all or a portion of their account balance as desired.


Retirement, Death, or Termination of Employment
-----------------------------------------------

Participants with five or more years of service with the Participating Companies are vested with respect to all Company matching allocations. Generally, participants leaving the employ of the Company with less than five years of service forfeit non-vested Company matching allocations and reinvested earnings on those allocations. In the case of an employee's death, retirement or termination of employment with at least five years of service with the Company, all employee and Company matching allocations, including those otherwise non-vested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Forfeited matching allocations are used by the Plan to reduce future matching allocations otherwise required from the Company. These forfeited matching allocations and associated reinvested earnings were $392,648 in 2001 and $464,100 in 2000. As of December 31, 2001, $786,733 had
been approved for payment to withdrawing participants, but had not been paid as of that date.


Withdrawals
-----------

Participants may withdraw certain funds while employed at the Participating Companies. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants cannot direct that the withdrawal be applied to a specific fund). In general, withdrawals of before-tax contributions - whether the contributions were from the employee or from the Company - and their earnings are not permitted unless a penalty is paid. However, under certain specified circumstances, the IRS will allow limited withdrawals of before-tax contributions. Financial hardship withdrawals are permitted when an employee has a substantiated "immediate and heavy" financial need. Once reaching age 59 1/2, employees may make a withdrawal of before-tax contributions without having to meet the hardship requirements.


Loans
-----

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $1,000. The maximum is 50 percent of the participant's account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. The interest rate for loans is determined periodically by the Plan's Committee, and is set at a reasonable amount in accordance with IRS regulations. Interest rates ranged from 6.5% to 10% during 2001 and from 8.75% to 10.00% during 2000. For active employees, loan repayment is made through automatic payroll deduction of after-tax dollars. Loans from the Plan must be repaid within five years or when employment is terminated, whichever happens first. The loans are funded with a borrowing arrangement by the Plan with an outside lending institution. The borrowings bear interest at the One-month London InterBank Offering Rate (LIBOR). For 2001 and 2000, the LIBOR averaged 3.88 % and 6.41%, respectively.

Federal Income Taxes
--------------------

The Plan obtained its latest determination letter on May 16, 1996, in which the Internal Revenue Service stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan's financial statements. The Plan has been amended to comply with the qualification requirements of the Uruguay Round Agreements Act ("GATT"), the Small Business Job Protection Act of 1986 (including the Uniformed Services Employment and Reemployment Rights Act of
1994), the Taxpayer Relief Act of 1997, the Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively "Gust II"). A request was submitted to the Internal Revenue Service on December 3, 2001 for a letter of determination.

Termination of the Plan
-----------------------

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.


3.  RELATED PARTY TRANSACTIONS

Plan investments at end of period include shares of money market funds managed by State Street Bank, the Trustee as defined by the Plan, and therefore qualify as party-in-interest transactions.


4.  SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2002 as follows:

|X| Non-bargaining employees of Florida Power Corporation, Progress Telecom
    Corporation, and corporate employees fo Progress Fuels Corporation were added as participating subsidiaries.

|X| Matching allocations are made on the first 6% of eligible base pay earnings contributed whether the employee contributes on a before- or after-tax basis.

|X| Employees vest in the Company match allocations after one year of credited service.

|X| Employees are no longer required to invest contributions in the Progress
    Energy, Inc. Common Stock Fund. Employees are able to transfer the portion of their current Progress Energy, Inc. Common Stock Fund account balance that is based on their contributions and matured Company match allocations to any other available fund.

|X| Employees may now elect to receive Company common stock dividends in cash
    (subject to income tax).

|X| The minimum loan amount is $500. Two loans can be outstanding at any time.
    Loans are funded directly from the employees' account, reducing the account balance. The interest rate on new loans is the prime rate and is fixed for the life of the loan.

|X| The Plan name changed to the Progress Energy 401(k) Savings & Stock
    Ownership Plan.

|X| The Fidelity Freedom Funds will replace the Fidelity Balanced Fund as an investment option.

Effective July 1, 2002, all participants will immediately vest in all dividends generated from Company common stock, including dividends on Company match allocations, without regard to length of service.



                                                     STOCK PURCHASE-SAVINGS PLAN
                                                      OF PROGRESS ENERGY, INC.

                                    Schedule H,line 4i - Schedule of Assets (Held at End of Year)
                                                       As of December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------



Identity of Issue                       Description of Investment                  Cost Value                Fair Value
------------------------------------------------------------------------------------------------------------------------------------


Progress Energy, Inc. Common Stock      Common stock, no par or                     $483,715,217            $  893,007,246 *
  Fund                                  stated value, 19,831,385
                                        shares

Putnam New Opportunities Fund           Mutual fund - 746,070 shares                  47,940,708                30,573,949


American EuroPacific Growth Fund        Mutual fund - 539,952 shares                  18,000,420                14,508,506


Fidelity Equity-Income Fund             Mutual fund - 1,277,218 shares                55,645,511                62,289,898


Fidelity Balanced Fund                  Mutual fund - 835,832 shares                  12,625,082                12,453,900


Putnam Investors Large-Cap Grow         MutualdFund - 830,909 shares                  13,729,057                 9,597,001


Vanguard S&P 500 Index Fund             Mutual Fund - 119,237 shares                  14,581,171                12,625,972


Vanguard Retirement Savings Trust       Mutual Fund - 1,772,057 shares                21,332,331                21,332,331


PIMCO Total Return Bond Fund            Mutual Fund - 646,408 shares                   7,947,711                 7,811,039


Participants' Loans Receivable          Loans to plan participants                    26,422,579                26,422,579 *


Progress Energy,Inc.                    Contigent Value Obligations                      325,560                   275,749 *


        Total                                                                       $702,265,347            $1,090,898,170
                                                                                    ============            ==============


*Party in interest




                                                     STOCK PURCHASE-SAVINGS PLAN
                                                      OF PROGRESS ENERGY, INC.

                                      Schedule H, line 4j - Schedule of Reportable Transactions
                                                For the Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------


                                                                             Expenses                 Current Value on
Identity of Party/Description of Asset      Purchase Price   Selling Price   Incurred    Cost Value   Transaction Date   Gain/Loss
------------------------------------------------------------------------------------------------------------------------------------



State Street

    Progress Energy, Inc. Common Stock Fund:

     134   Purchases                          $87,563,259          -             -       $87,563,259    $87,563,259          -

     227   Sales                                   -          $78,316,274        -       $82,075,176    $78,316,274     ($3,758,902)


                                                                                                    ------------

     361   Transactions                                                                                $165,879,533
                                                                                                       ============

                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,
--------
the Stock Purchase-Savings Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 STOCK PURCHASE-SAVINGS PLAN OF
                                                 PROGRESS ENERGY, INC.



                                         /s/  Brenda F. Castonguay, Chairperson
                                        ---------------------------------------
                                          Brenda F. Castonguay, Chairperson
                                          Stock Purchase-Savings Plan Committee


Date:  June 24, 2002

                                 EXHIBITS INDEX


Exhibit Number
--------------

Exhibit No. 23  Consent of Deloitte & Touche LLP